TELUS

SERVICE AGREEMENT

Between;

TELUS Advanced Communication Enhanced
A Division of TELUS Services Inc. ("TELUS"),
Attention: VP Finance
Suite #3300, 400 - 4th Avenue S.W.
Calgary, Alberta
T2P OJ4
Fax: (403) 266-4563

and

Strata Web
Attention: Creg Hass/ Mika Anderson
Address: 600 940 6 Ave SW
City: Calgary
Province: AB
Postal Code: T2P 3TI
Fax: 237-9890

The Purpose of this document is to set out the agreement which TELUS and the Customer have reached with respect to the communications services to be provided by TELUS. Now therefore in consideration of the presents contained herein, the parties agree as follows:

1. Incorporation of Schedules

(a) This document contains the following Schedules which set out the terms and conditions on which govern the relationship between TELUS and the Customer:

Schedule "A", General Terms
Schedule "B", Communications Services
Schedule 'C", Service Levels
Schedule "D", Termination for Convenience Fee
Schedule "E", TELUS Internet Address Request Policy & Procedure
Schedule "F", TELUS Acceptable Internet Service Use Policy

These schedules are incorporated by reference into this document. This document, together with the Schedules make up the entire agreement (the "Agreement") between TELUS and the Customer and replace any prior oral or written communications. In the event of a conflict or inconsistency between the terms of any Schedule or terms of the main body of this Agreement, the terms contained in Schedule "A" shall prevail.

2. Project Plan

(a) In Service Dale

The implementation process will be completed by 4 week from signing date (the "In Service Date")

(b) Implementation Process

The implementation process will complete on the In Service Date. Table 1 outlines the four phases of implementation. Each phase ends with specific milestones. These will allow The Customer to monitor the progress and completion of each phase.

Phase	Purpose	Milestone
1. Design	Developed design of The Customer configuration	Accepted technical design	One week from signing date
2. Install & Test	Installation of equipment complete and available for testing and initiation of The Customer service	Successful service test	Four weeks from signing date
3. Acceptance	The Customer confirms service operation and service levels	Service Acceptance received from customer	Four weeks from signing date
4. Operation	Commence full commercial service	Begin billing for commercial service	Four weeks from signing date

(c) Resources

Table 1. Implementation Phases

In order to meet the timelines, The Customer and TELUS appoint the following persons to carry out the identified roles, as outlined in Table 2 below. These roles are in effect for the duration of the implementation process. After the In Service Date, all problems and changes should be dealt with in accordance with the Customer Support Services, in Schedule "B"

	THE CUSTOMER	TELUS
Sponsor	Greg Hess Co-responsible with TELUS sponsor for service success Helps resolve issues and concerns as they arise	Tom Henry Co-responsible with The Customer's sponsor for service success Helps resolve issues and concerns as they arise
Technical prime

Mike Anderson

Supplies TELUS with technical specifications and ensures building management requirements are identified and satisfied

Prepares The Customer environment for interconnection

Helps develop service acceptance criteria and performs acceptance testing

Ted Dougall

Designs, configures, installs and tests TELUS network connection to The Customer

Works with The Customer technical prime to ensure The Customer's environment is configured for interconnection

Manages and tunes service to meet acceptance criteria

Table 2. Resources Requirements

(d) General Installation Requirements

Based on a LAN Interconnect connection, TELUS will locate fibre optic electronics and CIU at The Customer's LAN point of presence. The Customer is required to provide secure CPE with an appropriate interface connection to the TELUS CIU. The specific interface will be detailed as The Customer and TELUS work together on the solution design. The Customer is responsible for providing conduit access to The Customer's location from the TELUS access point at the property line. In addition The Customer is required to notify the appropriate building management personnel of the installation plans to ensure there are no fees, restrictions or additional conditions that must be satisfied to deliver the Communications Services to the Location. Any such conditions, including access fees or restrictions levied by property management, are the responsibility of The Customer to satisfy. Any delays or impacts to the in-service date resulting from any such conditions are not the responsibility of TELUS, and the in-service date will be adjusted as required with no cost or penalty to TELUS. The Location in which TELUS shall deliver Communications Services to The Customer is:

600 940 6 Ave SW Calgary AB T2P 3T1

3. Term and Pricing

(a) Initial Term of the Agreement

The Initial Term of the Agreement shall be 60 months commencing on the In Service Date.

(b) Monthly Fees

The following fees shall be invoiced on a monthly basis commencing on the In Service Date. The service activation fees will appear on the first invoice.-

	INTERNETWORKING SERVICES	SERVICE ACTIVATION FEES	MONTHLY FEES
Standard Service Subscription Assumptions	LAN Interconnect Access '5' year contract term	$3,500	$1,105
TOTAL	Internet Gateway Service IP Intro package	$500 $4,000 Service Activation Fee	$500 Monthly: $1,605 (plus usage - see below)

(c) Access Usage Fees

Table 3. Service Fees

The Customer will not he charged usage until the end of the first month of service. At this time, usage will be billed monthly in arrears based on the number of Gigabytes of The Customer traffic.

For the purposes of this subparagraph the access usage monthly fee is determined as:

a) traffic received (i.e- point to point) only for LAN Interconnect, Communications Services

b) sent and received (i e. point to "cloud") for Internet Gateway Communications Services,

AGGREGATE GIGABYTES	S/GIGABYTE METRO	S/GIGABYTE IX
up to 20	$20.00	$40.00
>20 and <=30	$16.50	$33.00
>30 and <=40	$14.50	$29.00
>40 and <=50	$12.50	$25.00
>50 and <=60	$12.00	$24.00
>60 and <=70	$11.50	$23.00
>70 and <=80	$11.00	$22.00
>80 and <=90	$10.50	$21.00
90 & over	$10.00	$20.00

Table 4 Usage Charge per Gigabyte
LAN IC SERVICE	METRO USAGE CAP BASE	IX USAGE CAP BASE
Ethernet	$500	$2,000
Token Ring	$500	$2,000
Fast Ethernet	$2,000	$8,000
FDDI	$2,000	$8,000

Table 5 Usage Charge Cap per Service
INTERNET GATEWAY	USAGE CAP
IP Intro	$0
IP Standard	$800
IP Plus	$1,500
IP Enhanced	$1,500
IP Advanced	$1,500
IP Premier	No Cap

Table 6 Internet Usage Charges

LAN Interconnect Usage Calculation

Usage Pricing is applied on a Per Customer Access basis. In addition to the Monthly Access Fees, Usage and Inter-City (IX) charges apply to Native LAN Interconnect Services. Usage charges are based on the total Gigabytes of traffic received per individual customer access. The Metro usage charge (Table 4) per Gigabyte declines as the total monthly volume of traffic at that site increases and is capped monthly per site as per Table 5. IX usage charges (Table 4) apply to all private customer traffic that traverses between CO's and thus is charged on a per location basis. The IX usage charge per Gigabyte received declines as the total monthly volume of traffic at that site increases and is capped monthly per location as per Table 5. Dropped packets are excluded from the calculation of Usage charges, and are credited against aggregate traffic at a rate of 1500 bytes per packet.

The formula for Monthly Usage per access is:

Usage per PVC is calculated using the $/Gigabyte rate for the location (as determined above) specific to each particular PVC.

Usage chargers per PVC are then totaled to yield usage charges for the customer location.

Usage charges are capped at an upper limit equal to the service specific usage cap base. If the customer has both Metro and IX usage in a particular location (regardless of the number of PVCs), the Metro and IX caps are added together to give a location cap of $2500 max. The following tables can be used to calculate usage charges and caps.

Usage fees are capped per location for LAN Interconnect services, the cap for a given customer service is set Metro Usage Cap + IX Usage Cap.

e.g.: Usage Cap for Ethernet Service between Calgary & Edmonton = $2,000/month Maximum.

Internet Gateway Usage Calculation

Internet Gateway usage pricing is applied on sent and received traffic per customer access basis. The formula for Monthly usage per access is:

$Usage = ($/Gigabyte rate - IX does not apply) x (Total GB sent AND received)

$/Gigabyte rate (Table '4" METRO) is set by the aggregate sent and received Gigabytes at a given customer location and is capped monthly per site as per Table 6.

IP Premier Internet Gateway usage pricing is applied on sent and received traffic per customer access basis. The formula for Monthly usage per access is:

MBPS (Megabits per seconds) Usage =

(Total GB sent AND received) x 8 bits/byte) / total seconds i the month)/1000 Megabites/Gigabit

$/MBPS band is set by the sustained MBPS band from above at a given customer location

(e) Taxes

All fees are subject to applicable taxes.

4. Execution of Agreement

In witness whereof each of the parties have caused this Agreement to be signed by their respective authorized representatives.

TELUS Services Inc.	The Customer
Per:	Per: /s/ Greg V. Hess
Greg V. Hess
(Printed Name)	(Printed Name)
President
(Title)	(Title)
June 6, 2000
(Date)	(Date)

SCHEDULE A - General Terms

1. Definitions

1.1. General

Unless otherwise expressly defined herein, all date processing industry terms in this Agreement shall have the meaning applied to them by the American National Dictionary for Information Processing Systems (developed by the American National Standards Committee, copyright by the Computer Business Equipment Manufacturers Association, Washington, D.C.).

1.2. Specific

As used in this Agreement the following words and phrases shall have the following meanings respectively:

a) "Agreement" means this Agreement including Schedules "A" through "F" attached to and forming an integral part of this Agreement, and any amendments made pursuant to this Agreement.

b) "Business Day" means any day except a Saturday. a Sunday and any statutory holiday observed In the Province of Alberta;

c) "Customer Premise Equipment: or "CPE" means the equipment and software that The Customer will be required to own/lease, operate, license and maintain in order to effectively and efficiently interface with the Service Facilities, including, but not limited to, the equipment identified by TELUS in the Project Plan.

d) "Currency" means Canadian dollars ($).

e) "Communications Services" means those services got out in Schedule 'B' hereto.

f) "Effective Date of the Agreement" means the latest date the Agreement is executed by one of the Parties.

g) "In Service Date" means the date for commencement of the Communications Services as set out in the Project Plan.

h) "Initial Term of the Agreement" means the number of months, as specified in this Agreement, the Agreement shall remain in full force and effect prior to renewal or termination.

i) "Location" means the location specified in this Agreement where TELUS shall deliver the Communications Services.

i) "Party" or "Parties" means one or both of TELUS or the Customer, respectively.

k) "Project Plan" means the project plan set out in this Agreement.

1) "Service Facilities" means the transport facilities, premise wiring, customer interface units ("CIU") and other equipment to be provided by TELUS as specified in the approved design developed under this Agreement.

M) "Service Levels" means the Service Levels set out in Schedule "C".

n) "Service Level Credit" means the credit in monthly fees paid to The Customer by TELUS calculated using the table in Schedule "C".

2. Communication Services

2.1. Communications Services

TELUS agrees to provide the Communications Services at the Service Levels to The Customer, commencing on the In Service Date for the duration of the Initial Term of the Agreement and subsequent renewals, as specified in the fears and conditions set forth in this Agreement.

2.2. Project Plan

TELUS and The Customer acknowledge and agree that the activities called for by the Project Plan must be completed prior to the In Service Date. The Parties agree to use all commercially reasonable efforts to perform their respective obligations in accordance with and within the time frames set forth in the Project Plan.

The Customer shall reimburse TELUS for those costs reasonably incurred by TELUS as a result of a direct or indirect action by The Customer which results in a change to the project timelines detailed in this Agreement. In the event of such an occurrence, TELUS shall attempt to keep the costs incurred as a result to a minimum.

3. Responsibilities of TELUS

3.1. Service Commitment

TELUS shall use all commercially reasonable efforts to meet or exceed the Service Levels.

3.2. Service Level Reporting and Variances

a) Reporting

TELUS shall provide The Customer with TELUS standard service usage reports on a monthly basis.

b) Variances

In the event that any reposed Service Level is less than ninety nine point seven percent (99.7%) TELUS shall advise The Customer of the reasons for the variance and, where the variance has been caused by components of the network which are TELUS' responsibility TELUS shall advise The Customer within one week, of its plan/recommendations to correct the situation in order for TELUS to meet the Service Levels.

c) Service Level Credits

(i) If the decline in Service Levels is the responsibility of TELUS, TELUS shall credit against the fees owed to it by The Customer the Service Level Credits at the rate as set forth in Schedule "C". Credits owed The Customer as a result of a Service Level Credit shall be applied to the next invoice for monthly Communications Services following the non-compliance with the Service Levels.

(ii) If the decline in Service Levels is attributable o to The Customer or The Customer's CPE which interfaces with the Service Facilities there shall be no Service Level Credit.

(iii) TELUS shall not be responsible and The Customer shall indemnify and hold TELUS harmless for degradation in Service Levels resulting from The Customer failing to provide sufficient notice to TELUS with regard to the changes or modifications contemplated in subparagraph 4.3 (b).

(iv) In the event of occurrences as set forth in subparagraph 3.2(c) (ii) and/or 3,2(c) (iii) The Customer shall reimburse TELUS for all reasonable costs incurred by TELUS in ensuring compliance with the Service Levels (including without limitation, time and material charges, labor to analyze and "troubleshoot" potential or existing Service Level degradation).

d) Service Reviews

Milestone reviews of the Communications Services shall be conducted on an annual or on an as required basis.

3.3. Supply and Maintenance of Service Facilities

TELUS will provide and maintain all Service Facilities as outlined in the Project Plan.

4. Responsibilities of Customer

4.1. Site Access

a) The Customer shall provide TELUS and its employees, contractors and agents physical access to The Customers premises (including without limitation common areas), CPE, LAN facilities and resources as may be necessary for TELUS to perform its obligations under this Agreement. These obligations include without limitation the installation of those components of Service Facilities that are to be placed on The Customers premises (including without limitation common areas) and The Customer shall provide TELUS space upon which to place such components without charge;

b) The Customer shall arrange such security clearances as may be required in order to provide such access;

c) In the event that the access required cannot be provided on a timely basis, The Customer shall waive compliance with Service Levels for the period that access is delayed;

d) The Customer shall be responsible for satisfying all requirements imposed by the building's design or by building management as it applies to service installation. This includes any additional fees, conduit installation, design submissions, and installation approvals.

4.2. Purchase and Maintenance of CPE

The Customer shall acquire, license and install any CPE that may be required on The Customer's premises. Such CPE may or my not be identified by the Project Plan. The Customer shall be responsible for the ongoing maintenance of CPE.

4.3. Operations

a) The Customer agrees to not, through its own operations, cause disturbances, outages or other problems which may affect TELUS' network or Service Facilities, or which may adversely affect TELUS' ability to meet the Service Levels.

b) The Customer further agrees to provide sufficient advance notice of The Customer's intention to change, modify, or reconfigure components or elements of The Customer's local operating environment which may affect TELUS' network or Service Facilities, or which may adversely affect TELUS' ability to meet the Service Levels.

c) The Customer is responsible for maintenance of The Customer's facilities and operating environment (including without limitation cleanliness, humidity etc) in which Service Facilities are located. Should The Customer fail to provide such in its entirety or of a standard that is detrimental to the operation of the Service Facilities, The Customer shall waive any non-compliance with Service Levels resulting from such and shall make TELUS harmless for any repairs to or loss of Service Facilities.

4.4 Service Facilities

4.4.1. Maintenance

TELUS will be required to complete both routine/scheduled and non-scheduled maintenance of Service Facilities. The Customer grants TELUS the right to scheduled non-production time for maintenance of Service Facilities as outlined in Schedule "C".

4.4.2. Care and Protection

The Customer shall indemnify and hold TELUS harmless for damage or loss of Service Facilities (including without limitation travel, living and labour expenses incurred by TELUS employees, agents and subcontractors) on The Customers site excluding loss or damage caused directly by TELUS or TELUS' subcontractors.

4.5. Use of Communications services

The Communications Services provided by TELUS in accordance with the terms and conditions of this Agreement are for the sole and exclusive use and control of the Customer for its internal business and operational use only. Any resale of the Communications Services In whole or in part is strictly prohibited without the express written permission of TELUS.

In the event that TELUS authorizes the Customer to allow third parties to use the Services, the Customer shall be responsible for the use and control of usage by such third parties and the Customer shall Indemnify TELUS from and against any claims, relating b use or provision of the Services, made upon TELUS by any third party.

The Customer shall at all times use the Communications Services in accordance with the usage rules and policies established by TELUS from time to time and communicated to the Customer in writing. This includes, but is not limited to, TELUS Internet Address Request Policy & Procedure (Schedule "E"), and acceptable Internet Service Use Policy (Schedule "F'). Any failure by The Customer to comply with said rules and policies, which is not remedied to the satisfaction of TELUS within 48 hours (or such shorter time period as may be reasonable in the circumstance) of notice of such failure to comply, shall be deemed to be a material breach of this -Agreement.

5. Price and Payment

5.1. Service Activation Fee

On the Effective Date of the Agreement The Customer shall pay TELUS a service activation fee in the amount set out in this Agreement.

5.2. Monthly Service and Usage Fees

Commencing on the in Service Date, TELUS shall Invoice The Customer on a monthly basis the amounts set out in this Agreement. Any partial months shall be invoiced on a prorated basis.

5.3. Terms of Payment

Payment shall be paid to TELUS in accordance with the fees set forth in this Agreement within 21 days of invoice data.

5.4. Interest

Interest on all amounts overdue under this Agreement shall be paid at the simple interest rate of one and one halt percent (1.5%) per month (eighteen percent (18%) per annum.

6. Term and Termination

6.1. Initial Term

The Initial Term of the Agreement shall remain in effect unless it is renewed in accordance with Subparagraph 6.2 or it is terminated in accordance with Subparagraph 6.3 or 6.4.

6.2. Renewal

a) The Customer shall have the option to renew this Agreement for a minimum period of one (1) year, or such longer period as TELUS may agree upon, by giving TELUS notice in writing two (2) months prior to the expiry of the Initial Term of the Agreement.

b) In the event that The Customer fails to give such a notice of renewal or a notice of termination two (2) months prior to the expiry of the Initial Term of the Agreement, this Agreement shall be deemed to be renewed on a month to month basis indefinitely.

c) Either Party may terminate a month to Month renewal by providing the other not less than one month written notice.

6.3. Termination for convenience

a) The Customer may terminate this Agreement for convenience by giving TELUS thirty (30) days written notice.

b) If The Customer elects to exercise its right to terminate this Agreement for convenience under this Subparagraph 6.3 The Customer shall pay to TELUS a termination for convenience fee at the rate set forth in Schedule "D".

6.4. Termination for Cause

a) Either Party may terminate this Agreement immediately upon an occurrence of the following:

(i) a material breach by the other,

(ii) the other Party becoming insolvent or bankrupt;

(iii) the other Party making an assignment for the benefit of creditors;

iv) the other Party appointing a receiver or trustee in bankruptcy; or

(v) upon any proceeding in bankruptcy, receivership or liquidation being instituted against a Party and continuing for thirty (30) days without being dismissed.

b) Termination by The Customer pursuant to Subparagraph 6.4(a) will not be subject to the termination for convenience fee specified in Subparagraph 6.3 above.

c) For the purpose of this Subparagraph 6.4, a failure to achieve committed Service Levels shall not be deemed a material breach of the Agreement unless both (1) the actual Service Levels achieved are less than ninety percent (90%) of the committed Service Levels for three consecutive months and (2) such failure is caused by TELUS.

7 Warranties, Liability and Indemnity

7.1. Limited Warranty

TELUS warrants that the Communications Services will be provided in a timely, competent, workmanlike fashion and in accordance with customary industry standards and with at least the same level of cam and attention used in performing similar tasks for others In a similar relationship with TELUS. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, TELUS MAKES NO WARRANTY OF ANY KIND WHATEVER, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE AND, WITHOUT LIMITATION, ALL IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABLE QUALITY OR FITNESS FOR A PARTICULAR PURPOSE OR THAT ALL OF THE REQUIREMENTS OF THE CUSTOMER WILL BE MET, INCLUDING ANY CPE OR OTHER EQUIPMENT SUGGESTED BY TELUS FOR USE BY CUSTOMER IN ANY PROJECT PLAN, ARE HEREBY DISCLAIMED BY TELUS AND EXCLUDED FROM THIS AGREEMENT.

7.2. Limitation of Liability

Except as provided in Subparagraph 7.3 and except in the case of use or disclosure of Confidential Information contrary to paragraph 8 for damages or losses caused by the failure of the other Party to comply with its obligations under this Agreement, neither TELUS nor, The Customer shall be liable to the other in connection with any single event or series of related events for any special, incidental, indirect or consequential loss or damage including. but not limited to. lost profits, lost business revenue. lost or damaged data, failure to realize expected savings, other commercial or economic loss of any kind even if either Party has been advised of the possibility of these losses or on mages, and regardless of the form of action, whether in contract or in tort including; negligence or based upon any other legal or equitable theory. Furthermore, in no event will a Party, it's employees, subcontractors and agents be liable for any losses and damages if and to the extent caused by the other Party's or its employees, subcontractors; and agents failure to perform its obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the maximum liability of TELUS to The Customer, regardless of the cause or form of action, shall be the amount paid to TELUS by The Customer under this Agreement.

7.3. Intellectual Property Rights Indemnity

TELUS agrees to indemnify, defend and save harmless The Customer from and against any claims made upon The Customer by any third party, in the event that the use of Communications Services by The Customer, as contemplated in this Agreement, Infringes a third party's lawful rights in any valid patent, copyright, trade secret, or other proprietary interest enforceable in Canada provided that;

a) TELUS shall have sole conduct of the proceedings;

b) The Customer has promptly notified TELUS of all such claims and has not made any admissions in respect of them;

C) The Customer provides TELUS with reasonable assistance and authority in connection with such claims; and

d) TELUS, may, in its discretion and at its expense either procure for The Customer the right to continue to use the infringing item and/or modify or replace the infringing item or, if neither option is commercially practicable, remove the infringing item from the Communications Services,

This indemnity shall not apply to the extent that any infringement is caused or contributed to by The Customer, the connection of The Customer CPE to the TELUS network, the Customer's combination, operation or use of the Communications Services with any other devices, data or programs not furnished by TELUS or its authorized subcontractors, or any modification by The Customer of the Communications Services that has not been authorized in writing by TELUS.

8. Confidentiality

8.1. Confidential Information

For the purposes of this Agreement, "Confidential Information" shall include, but is not limited to, business information concerning a Party and its clients, specifications, research, software, trade secrets, discoveries, ideas, know-how, designs, drawings, flow charts, data, computer programs, marketing plans, customer names and other technical, financial or business information which is disclosed, whether orally, visually or in a material form, to a Party by another Party in support of the activities provided for in this Agreement. Any information of third persons disclosed to a Party by another Party in the course of performing such activities shall be deemed to be the disclosing Party's information and such information shall be governed by the terms of this Agreement. Each Party acknowledges that the Confidential Information disclosed by a Party is and shall remain the property of the Party that disclosed the Confidential Information. All Confidential Information disclosed in tangible form shall be marked by the disclosing Party with the word "Confidential"' or otherwise identified by an appropriate stamp or legend indicating its confidential nature. All Confidential Information disclosed orally or visually and identified by the disclosing Party as confidential when disclosed shall be confirmed by the disclosing Party with a written summary of such information within thirty (30) days following disclosure, and the written summary shall be marked by the disclosing Party in the same manner described above.

8.2. Obligations of Confidentiality

The Parties agree that they shall hold Confidential Information exchanged under this Agreement in confidence and shall use the same solely for the purpose of performing their obligations under this Agreement. The Parties further agree that they shall not disclose any Confidential Information to anyone except those employees or contractors to whom such disclosure is necessary for the purposes authorized herein. In the event such Confidential Information must be disclosed by any Party to third persons for the purpose of performing this Agreement, the disclosing Party shall, prior to disclosure, obtain written consent from the Party that disclosed the Confidential Information and obtain from the third person a written agreement regarding confidentiality of the Confidential Information, the terms of which shall be substantially the same as those contained heroin. Notwithstanding the foregoing, a Party may disclose Confidential Information to its professional advisors without the written consent of the disclosing Party where, in the opinion of the receiving Party, the advice of its professional advisors is necessary to accomplish the objectives of this Agreement. Each Party shall use not less than the same degree of care to avoid disclosure of Confidential Information &8 it uses for its own confidential information of like importance and, in any event, shall use a reasonable degree of care.

8.3. Exclusions

This Agreement shall not apply to information: (a) previously known to a Party free of any obligation to keep it confidential; (b) that has been or is subsequently made public by a Party that owns that information or by a third Party who is under no obligation of confidence to any Party; (c) that is Independently developed by a Party or an affiliate without reference to or knowledge of the other Party's Confidential Information; or, (d) that is disclosed with the prior approval of the owner of the information. Any combination of Confidential Information regarding, for example, products or features of technology, shall not be deemed to be within the foregoing exception merely because individual portions of such combination are disclosed or separately known in the public domain or known by the receiving Party.

8.4. Disclosure by Law

If the Confidential Information is requested by a government agency, a Party my disclose the Confidential Information of another, provided that the disclosing Party has obtained protective arrangements reasonably satisfactory to the owner, provided further that. If the governmental agency has jurisdiction to compel production of the Confidential Information and exercises that Jurisdiction, the request shall be treated as a demand for discovery. Notwithstanding the foregoing, either Party may reveal such Confidential Information as may be reasonably necessary to any regulatory authority having jurisdiction over it, or its affiliates, for the purpose of analyzing the regulatory implications and constraints that may apply to the business relationship and in order to obtain such regulatory approvals as may be required. If a Party is involved in court proceedings and Is subject to a legally enforceable demand for discovery of Confidential Information, that Party will give written notice to the owner of the Confidential Information or to disclosing the Confidential Information, and shall cooperate In seeking such reasonable protective arrangements as may be requested by the owner. Nothing in this Subparagraph shall affect the right of any Party to take such action as it may deem advisable. including legal action, to protect its Confidential Information.

9. General

9.1. Dispute Resolution

a) If during their course of work in progress, either Party has cause to believe that the other Party is not fulfilling its obligations under the terms of this Agreement or a Party raises a dispute relating to the validity, construction, meaning, performance or effect of this Agreement or the rights and obligations of the Parties or any matter arising out of or connected with this Agreement, then the dissatisfied Party shall give written notice to the other party of its objections and the reasons therefor. TELUS 'Controller shall consult with The Customers Senior Level Executive in an effort to reach a mutual agreement to overcome the objections. In the event that mutual agreement cannot be reached within a time period that is satisfactory to the Party raising the issue under consideration, that Party may refer the dispute to The Customers Senior Level Executive, and TELUS' Vice President Engineering and Operations for resolution of the dispute. TELUS' Vice President Engineering and Operations, and The Customers Senior Level Executive shall meet as soon as is reasonably possible after a dispute is referred to it, giving due regard to the nature and impact of the issue under consideration.

b) Except as provided elsewhere in this Agreement, any controversy, dispute, or claim that is of a fundamental nature in relation to this Agreement (including the question whether any particular matter is arbitrable hereunder) which cannot be resolved in the manner set forth in paragraph (a) above, shall at the written request of one Party to the other not less than sixty (60) days in advance of submittal to arbitration, be settled by arbitration in accordance with the Atbitration Act, S.A. 199 1, c.43.1 or any statutory modification or re-enactment thereof. (the "Act") by one arbitrator appointed in accordance with the Act. The arbitrator shall sit in Calgary, Alberta.

c) TELUS and The Customer shall continue the performance of their respective obligations during the resolution of any dispute or disagreement, including during any period of arbitration, unless and until this Agreement is terminated or expires in accordance with its terms and conditions. The determination resulting from the arbitration process shall be final and binding upon the. parties to the arbitration. Accordingly, there shall be no right of appeal from the award of the arbitrator.

d) The costs of the arbitration shall be borne by TELUS and The Customer as may be specified in the arbitrator's decision.

e) Notwithstanding anything else in this Subparagraph 9.1, where the arbitrator conducts a hearing or otherwise receives evidence from a Party to the arbitration or their respective employees, agents, consultants or advisors ("Advisors"), such evidence shall be treated as Confidential Information of the Party on whose behalf the evidence is presented and the Advisors shall enter into a form of nondisclosure agreement in a form acceptable to the disclosing Party as a precondition to receiving, reviewing or auditing any Confidential Information of the disclosing Party in the arbitration.

f) If a Party desires a remedy that an arbitrator is unable by law to provide, that matter shall be excluded from arbitration:

(i) a decision by either Party to terminate this Agreement pursuant to Paragraph 6;

(ii) any law suit involving third parties;

(iii) intellectual property claims whether initiated by third parties or by the Parties to this Agreement; or

(IV) any actions arising from an alleged breach of Paragraph 8, Confidentiality.

9.2. Headings

The headings in this Agreement and in the Schedules hereto are solely for convenience of reference and do not affect the interpretation thereof or define, limit or construe the contents of any provision of this Agreement.

9.3. Non-Agency

Nothing in this Agreement will be construed as establishing or implying any partnership between the Parties and except as expressly set out in this Agreement nothing in this Agreement will be deemed to constitute either of the Parties as the agent of the other Party or authorize either Party to incur any expenses on behalf of the other Party or to commit the other Party in any way whatsoever, without obtaining the other Party's prior written consent.

9.4. Entire Agreement

This Agreement sets forth the entire agreement between the Parties. This Agreement supersedes all prior understandings and communications between the Parties whether oral or written.

9.5. Remedies Cumulative

No remedy conferred upon or reserved in favor of a Party shall exclude any other remedy herein or existing at law or in equity or by statute, but each shall be excluded and in addition to every other remedy given hereunder or now hereafter existing.

9.6. Calculation

When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, unless otherwise provided, the date which is the reference date in calculating such period shall be excluded. It the last day of such period is a non-Business Day, the period in question shall end on the next Business Day.

9.7. Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating remaining provisions or affecting the validity or enforceability of, such provision in any other jurisdiction.

9.8 Assignment

a) This Agreement shall be binding upon and inure to the benefit of each party and their respective successors and permitted assigns. This Agreement shall not be assigned in whole or in part by either party without the written consent of the other Party, provided that this Agreement may be assigned without consent, by TELUS to any company that is a wholly owned subsidiary of TELUS Corporation.

b) Any permitted assignment by a Party of this Agreement shall be conditional upon such Party providing to the other Party to this Agreement;

(i) a true copy of the assignment agreement, and

(ii) an agreement and undertaking from the assignee to be directly bound by the provisions of this Agreement and not to further assign its rights hereunder without complying with the provisions of this Subparagraph 9.8.

9.9. Force Majeure

Notwithstanding any other provision of this Agreement, it by reason of Force Majeure, any Party is wholly or partly unable to perform certain of its obligations under this Agreement, it shall be relieved of those obligations to the extent, and for the Period, that it is affected by Force Majeure, provided that the affected Party gives the other Party prompt notice of such liability and nature, cause and expected duration of the Force Majeure. The Party affected by Force Majeure shall use all reasonable efforts to remedy the situation and remove, so far as possible and with reasonable dispatch, the cause of its inability to perform, provided that them shall be no obligation on a Party so affected to settle labour disputes or to test or to retrain from testing the validity of any order, regulation or law in any court having jurisdiction, 'Force Majeure' shall mean an event, the cause of which la beyond the reasonable control of the Party affected thereby and which could not reasonably have been foreseen and provided against, including, without limitation, acts of God. strikes, lock-outs or other labor or Industrial disturbances, accidents, fires, explosions, weather conditions materially preventing or impairing work, inability to secure fuel, power, materials, contractors or labor, mechanical breakdown, failure of equipment or machinery, delays in transportation, wars, civil commotion, riot, sabotage, applicable legislation and regulations thereunder, interruptions by government or court orders and future orders (lawful or otherwise) of any regulatory body of competent jurisdiction but shall not include financial difficulty.

9.10. Notices

All notices, consents, invoices or other communications, other than day to day communications, provided for under this Agreement shall be in writing and Shall be deemed to be sufficient given if delivered by overnight courier, in which case the notice shall be deemed to have been received two (2) Business Days after the sending thereof, or it delivered by hand to a representative of such Party, in which case the notice shall be deemed to have been received on the date of delivery thereof, or if sent by telecopier to such Party. in which case the notice shall be deemed to have been received on the Business Day (in the locality of the addressee) on the sending thereof (so long as it is received or reproduced at the address of the recipient on paper). Until notice of change of address has been given in the manner provided in this Subparagraph 9.10, notices shall be addressed to the respective addresses set out in this Agreement.

9.11. Further Assurances

The Parties shall with reasonable diligence hold all meetings, perform all acts, execute and deliver all documents and instruments, do all such things and provide all such reasonable assurances as may be reasonably necessary or desirable to give effect to the provisions of this Agreement.

9.12. Waiver

No indulgence or forbearance by any Party hereunder shall be deemed to constitute a waiver of its rights to insist on performance in full and in a timely manner of all covenants of the other Party hereunder and any such waiver, in order to be binding upon a Party, must be express and in writing and signed by such Party and then such waiver shall be effective only in the specific instance and for the purpose for which it is given. No waiver of any term, condition or covenant by any Party shall be deemed to be a waiver by such Party of its rights to require full and timely compliance with the same term, condition or covenant thereafter, or with any other term, covenant or condition of this Agreement at any time.

9.13 Amendment or modification

This Agreement may not be amended except by written instrument signed by the Parties.

9.14. Survival

The terms of this Agreement which, by their nature, extend beyond the term of this Agreement shall survive any termination or expiration of this Agreement.

9.15. Authority

Each Party has full power and authority to enter into and perform this Agreement and the person signing this Agreement on behalf of each Party has been property authorized and empowered to enter into this Agreement. Each Party further acknowledges that it has read this Agreement, understands it, and agrees to be bound by it.

9.16. Counterparts

This Agreement may be executed in any number of counters as which may be exchanged by facsimile, each of which shall be deemed an original and at I of which together shall constitute one and the same agreement.

9.17 Legal Costs

Each Party shall bear its own coats incurred in connection with the preparation and negotiation of this Agreement. In the event it is necessary for a Party to seek a determination or enforcement of its rights under this Agreement in any court of competent Jurisdiction, the prevailing Party shall be entitled to recover, in addition to any and all other remedies awarded by such court, its reasonable legal fees and court costs, including such fees and costs on appeal.

9.18 Governing Law

This Agreement shall be governed and interpreted according to the laws of the Province of Alberta, Venue and jurisdiction shall be in Alberta.

9.1 9 Security Of Assets

All Service Facilities, whether on or affixed to Customers premises or not, remain the property of TELUS. TELUS retains a security interest in all Service Facilities and the Customer acknowledges and agrees that TELUS may register such security interest, at its sole discretion.

SCHEDULE B - Communications Services

TELUS will provide The Customer with LAN Interconnect Service, Internet Gateway Service as described in this Schedule.

LAN INTERCONNECT SERVICE

ETHERNET LAN Interconnect

TELUS will furnish The Customer with LAN Interconnect Service that provides a fully Managed and end-to-end connection from The Customer's location in the TELUS Advanced Communications location. The service will be a 10 Mbps Ethernet LAN Interconnect service connection. This service includes the installation and management of a Customer Interface Unit at The Customer's computer room, all inside wiring from those locations (to a maximum of $2,000 TELUS cost), access fibre to the network, Intermediate electronics to light the fibre, and the communication equipment associated, all subject to Section 4..l of the Service Agreement. In the event that TELUS provides addresses to The Customer for the LAN Interconnect Service, the addresses will be governed by TELUS' IP Address Policy. Monthly usage charges for Ethernet LAN interconnect Service will not exceed the Metro usage cap (see Item 3, Term & Pricing, Section (d)) plus the IX cap which may apply to the customers traffic.

INTERNET GATEWAY SERVICE

IP INTRO Internet Gateway

TELUS will provide The Customer with high-speed connectivity to the Internet that is burstable to LAN Access speed. The Service Level is IP Intro, which does not provide a minimum guaranteed throughput level. This gateway service is only delivered over the LAN Interconnect Services access facility extending from TELUS' internet gateway to The Customers office LAN environment. There are no monthly usage charges for IP Intro Internet Gateway (as outlined in Item 3, Term & Pricing, Section (d)). The Customer agrees to comply with TELUS' Acceptable Use Policy. In providing this service for The Customers internal network, TELUS will include the following packaged features:

- Provisioning of required IP addresses, subject to TELUS' IP Address Policy.

- Full management Communications Services, including 24 hour surveillance, fault management, configuration, name and address, and change management.

- Comprehensive monthly reporting of Access usage.

Customer Support Services

Table 1 below defines the escalation procedures and procedures for change requests.

Issue	Who to Contact	Response
Technical Problem Examples: - Significant degradation of performance - Unable to reach internet	Internal Technical Resource To determine if problem is customer or TELUS related	Internal technical staff determines likely source of problem or work-around
	TELUS Help Desk If problem appears to be on the TELUS Network, then call immediately: 1-800-706-1746	TELUS will respond to call within 30 minutes from receipt of notification of reported problem TELUS will proactively call The Customer upon identification and resolution of service affecting problems
Service Operation Questions Administration Questions Examples: - Determining agreed upon maintenance windows - Addressing changes	TELUS Help Desk Call during normal operation hours (8 am to 5 pm Monday through Friday) E-mail Help Desk at support.tac@telus.com	TEUS will respond to query during normal business hours
All other Customer Service Questions Examples: - Billing inquiries - Terms and Conditions - Additional Service Offerings	TELUS Customer Services Representatives

TABLE 1. Escalation and Change Management Procedures

SERVICE LEVELS

LAN INTERCONNECT SERVICES

The following is a summary of the service levels common to all LAN Interconnect services. Each measure is comprised of an indicator that can be quantified, a related standard of performance, and a specific Service Level.

Measure	Indicator	Standard	Service Level
Service	- Total elapsed time from problem identification to customer notification - Service Support oscalation procedure	- Less than 30 minutes - Escalation procedures to meet Service Availability parameter	- 100%**
Service Performance	- % of Datagrams delivered	- Based on 1500 byte datagram size	- 99.9% averaged over a period of one month
Service Availability*

- Time during which the service is available for use

- Service is considered "unavailable" if three consecutive polling attempts from TELUS NOC to the Customer's point of presence customer interface unit (CIU) fail.

		- 7 days by 24 hours	- 99.7% average over a period of one month

Note: * does not include time spent during scheduled maintenance windows

Note: ** each instance this Service Level is missed will be considered a 2% average service level missed, and rebated as such

INTERNET GATEWAY SERVICES

The following is a summary of the service levels common to all internet Gateway Services. Each measure is comprised of an indicator that can be quantified, a related standard of performance, and a specific Service Level.

Measure	Indicator	Standard	Service Level
Service Support	- Total elapsed time from problem identification to customer notification - Service Support escalation procedure	- Less than 30 minutes - Escalation procedures to meet Service Availability parameter	100%**
Service Availability*	- Time during which the service is available for use - Service is considered "unavailable" if three consecutive polling attempts from TELUS NOC to the Internet Gateway Router fail	7 days by 24 hours	99.7% averaged over a period of one month
Internet Gateway Service Throughput*	- Number of bits per second maintained as a minimum service throughout capability, contingent upon adequate actual customer traffic	- nominal throughput subscription rate - (i.e. 256 kbps)	- 99.7% averaged over a 2r h our period

Note: * does not include time spent during scheduled maintenance windows

Note: ** each instance this Service Level is missed will be considered a 2% average service level missed, and rebated as such.

SERVICE LEVEL CREDITS

Should TELUS not comply with Service Levels in accordance with sub-paragraph 3.2(c) the following Service Level Credits shall apply. The Service Level Credit shall be calculated taking the difference between Service Level achieved and Service Level target for all Service Levels. The maximum Service Level credit shall be equal to 8-% (eighty percent) of the month Service fees.

Total Monthly Credit	Average % of Service Level Missed
20%	(2%)
40%	(4%)
60%	(6%)
80%	(8%)

For example:

- should the monthly Service fees be equal to $2500; and

- all Service Level targets are achieved with the exception of "Service Availability"; and

- Service Availability target is equal to 99.7% or 43,070 minutes (30 (days) X 24 (hours per day) X 60 (minutes per hour) X 99.7% (target availability).

- Service Availability is calculated to equal 99.2%, or 346 minutes down time (.008 X 43,200 = 345.60) A reduced Service Availability of 99.2% (or 346 minutes down time) results in a Service Level Credit equal to 20% or $500.

Routine/Scheduled Maintenance:

TELUS will be required to complete both routine/scheduled and non-scheduled maintenance of Service Facilities. The Customer grants TELUS reasonable access to perform maintenance of Service Facilities as follows:

Routine/Scheduled Maintenance	Sundays between 07:00 and 09:00 MST Tuesdays between 05:00 and 07:00 MST
Advance Notice of Routine/Scheduled Maintenance	At least 5 business days
Non-Scheduled Maintenance	Negotiated as required

SCHEDULE D - Termination for Convenience

TERMINATION FOR CONVENIENCE FEE

If The Customer chooses to terminate any single Service prior to completion of the contract term, then a charge will be applied based on the installation payment for that Service and the number of months remaining on the contract. TELUS' cumulative installation costs for each Service represent $17,500. The termination charge for EACH terminated Service would be the sum of two calculations:

1. Any remaining unpaid portion of $17,500 service activation calculated as:

$17,500 - (service activation payment + monthly payments to date) if results is negative enter $0.00

PLUS

2. A percentage factor multiplied by the remaining months on the contract and the monthly payment for that particular service. The percentage factor depends on the length of the original contract.

Note: In the case of a LAN Extension Service, the $17,500 service activation fee (as set out in paragraph 1 above) shall be replaced with the sum of $5,000.

NOte: Any single xDSL RAS service is deemed to be a one year term, and as such Termination for Convenience Fee for any single xDSL RAS service within one year of the In Service Date, then a termination fee of $500.00 will be applied. If any single xDSL RAS service is terminated after one year of the In Service Date, then no termination for convenience fee will be applied.

Note: Internet Gateway and Security are deemed to be month-to-month Services, and as such a Termination for Convenience Fee only equal to a single months' fee applies.

Note: VPOP CP Access and Dial VPOP Service are only subject to the percentage factor (as set out in paragraph 2 above) and are not subject to the $17,500 service activation fee (as set out in paragraph 1 above).

Note: Each VPOP CO Access Service is only subject to the percentage factor (as set out in paragraph 2 above) and is not subject to the $17,500 service activation fee (as set out in paragraph 1 above). If a xDSL VPOP Service port is terminated within 6 months of its activation date then in calculating the percentage factor (as set out in paragraph 2 above) for a xDSL port, the contract length shall be deemed to be 1 year. If a xDSL VPOP Service port is terminated on or after 6 months of its activation date then the terminated xDSL VPOP Service port shall be deemed to be a month to month service, and as such a Termination for Convenience Fee only equal to the grater of either $100 or a single months' fee applies.

AS an example, assume a 12 month LAN Interconnect contract with a $3,500 service activation fee and $1,250 per month charge. If The Customer chose to terminate the service after 6 months, charge of $10,250 would be incurred as shown in the following table:

Termination for Convenience Calculation Example
	Calculation	Total
1. Unpaid Installation Portion	$17,500 - ($3,500 + 1,250 * 6)	$6,500
2. Remaining Monthly Payments	50% * 6 months outstanding * $1,250	$3,750
Total Penalty	1 + 2	$10,250

If service termination results due to breach of contract by Advanced Communications, then early termination fees would not apply.

Length	Percentage
1 Year	50%
2 Year	40%
3 Year	30%
4 Year	20%
5 Year	10%

Schedule E - TELUS Internet Address Request Policy & Procedure

NOVEMBER 1997

TELUS Advanced Communications (TELUS) is committed to providing The Customer with the services and resources they need to be successful. In our role as an Internet Services Provider, TELUS will continue to work to provide you with the Internet address blocks you require to run your operations effectively.

Due to the explosive growth of the Internet, Internet address blocks are being increasingly controlled. The community is concerned about exhausting globally unique address space and ensuring that routing overhead costs does not grow beyond the capabilities of Service Providers. In order to control the routing overhead, an Internet Provider like TELUS obtains a block of unportable address space from an address registry and then assigns addresses to its customers from that block.

The InterNIC now controls all the distribution of address books for the Internet in North America (the CA*net NIC has also now been outsourced to the InterNIC). The InterNIC has recently tightened its requirements for receiving additional blocks. Not only does TELUS need to demonstrate to the InterNIC that is using address blocks effectively, the InterNIC requires that TELUS' customers are also optimizing use of addresses. Future address requests to the InterNIC will require that TELUS demonstrates that customers are efficiently utilizing previous address requests. TELUS is heavily scrutinized by the InterNIC for the efficient use of address space. As a result, TELUS must also apply this level of scrutiny to our customers.

There are many ways in which optimization can be done, and TELUS can assist The Customer in understanding:

- Where and how to use non-routable IP network numbers

- How to configure WAN links for TCP/IP networking

- Use of translational gateways and Firewalls in order to conserve addresses and provide security

- Use of DHCP protocol and products to save IP addresses and simplify address administration.

Address requests to TELUS will require completion of the attached "Address Block Request Form". During the initial implementation of Internet service, TELUS will assist The Customer in filling out the form and documenting internal design. For future address block requests The Customer will be asked to complete the same form and reference the initial design or any revised designs. In completing an address block request, it would be helpful in our overall planning if The Customer could provide TELUS with 6 month and 1 year projections for new IP addresses.

From the request forms, TELUS will verify the address request and assign TELUS owned addresses, on a leased basis, what amount of address space is deemed necessary. TELUS reserves the right to assign subnetworks rather than full Class C addresses. As well, TELUS will perform periodic checks to verify usage of allocated address space. If leased address space is not deemed to be at least 60% utilized, TELUS reserves the right to repossess address blocks and reallocate a smaller portion.

Procedure for Additional Address Requests

- If you do not have our address request form, send a message to TELUS at: add-req.tac@telus.com and we will email the form to you

- Complete Address Request form (see attached text file)

- Email completed address request form to TELUS at the following email address: add-req.tac@telus.com

- Send supporting information (eg. design information) that can not be emailed to:

Customer Services
re: Internet Address Request
TELUS Advanced Communications
3300 400 4 Ave. S.W.
Calgary, AB T2P 0J4

- TELUS will confirm receipt of your request and supply leased address space within a week if there are no issue associated with the applicable form, and TELUS has sufficient address space on hand.

Please note that to support InterNIC guidelines and goals of managing router table growth, route flapping, and IP address preservation, the address space that you receive from TELUS is not transferable and remains the property of TELUS. This is necessary to manage router table growth and is required due to the aggregation and routing policies of other providers. Also note that unportable addresses that have been unknowingly obtained from other providers cannot be transferred to TELUS. This will cause the clients' networks to be renumbered.

We understand that some of these steps represent additional effort. In order to ensure that the internet continues to be successful in the future, the Internet community needs to assume these responsibilities. TELUS will help you in meeting these responsibilities. If you have any questions please contact your Customer Services Representative Data Services at 543-2000 or 1-800-543-2542. Thank you for your cooperation.

Schedule F - TELUS Acceptable Internet Service Use Policy

The TELUS Advanced Communications (TELUS) acceptable service use policy (AUP) focuses on a responsible use of the Internet and its resources, and avoiding practices which degrade the usability of the network for all Internet users. As TELUS is am ember of the Canadian Association of Internet Providers (CAIP), TELUS' AUP supports the voluntary CAIP Code of Conduct (see http://www.caip.ca/caipcode.htm) for acceptable practices as a commercial supplier of Internet services.

POLICIES

While the actual policy is stated below in full, the key themes can be summarized as follows. The full policy must be reviewed to understand the acceptable use terms.

- TELUS Internet services must be used for lawful purposes only.

- Customers shall not transmit; copyright material without consent of the copyright owner, material legally judged to be threatening or obscene; third party material protected by trade secret.

- Customers that participate in the mass distribution of unsolicited e-mail/newsgroup messages, will be dealt with immediately.

- The Customer may not circumvent user authentication or security of any hose, network or account

- The Customer agrees to not, through its own operations, cause disturbances, outages or other problems which may affect TELUS' network or network based equipment, or which may adversely affect TELUS' ability to provide services.

- TELUS reserves the right to, at its sole determination and without notice, remove any material or data and to block the use of the network for one or more users when their use or purpose does not meet the AUP.

For purposes of this AUP, a "customer" is defined to include the organization with which TELUS has a service agreement or contract. A "customer" shall also be responsible for the internet services use of any subsidiaries, affiliates, partners, suppliers and otherwise clients that directly or indirectly utilize TELUS services provided to the customer.

The Customer may only use TELUS services for lawful purposes. The use of the TELUS network or systems in violation of any Canadian or international legislation or regulation is prohibited. This includes, but is not limited to, transmission of copyright material without consent to the copyright owner, material legally judged to be threatening, offensive, or obscene, and a third party material protected by trade secret, whether or not the Customer was aware of the content of the material or of the relevant law. TELUS will fully co-operate with investigations of suspected criminal violations, violation of systems network security under the leadership of law enforcement authorities.

The Customer will indemnify and hold TELUS harmless from any claim brought by third parties alleging that use of TELUS services by the Customer has infringed any applicable Canadian or international legislation or regulation. The Customer shall defend and pay all costs, damages, awards, fees (including reasonable legal fees) and judgments finally awarded against TELUS arising from such claims. The Customer shall give TELUS notice of any claim the Customer is involved with or aware of. TELUS will cooperate with other online and Internet service providers to discourage and resist abuses of acceptable use policies. TELUS reserves the right to take corrective action upon notification to TELUS of unacceptable use by the Customer on other networks. TELUS reserves the right to, at its discretion and without notice, remove any material or data and to block the use of the network for one or more users when their use or purpose does not meet the AUP.

The Customer may not circumvent user authentication or security of any host, network, or account (referred to as "cracking" or "hacking"), nor interfere with service to any user, hose or network (referred to as "denial of service attacks"). Customers are forbidden to send e-mail to any person who does not wish to receive it. It is explicitly prohibited to send unsolicited bulk mail messages ("junk mail" or "spam") of any kind (commercial advertising, political tracts, announcements, etc.) or to post the same or similar messages to large numbers of newsgroups (excessive cross-posting or multiple-posting, also known as "USENET spam"). Customers cause spamming on Telus network, or who persist in the mass distribution of unsolicited e-mail messages, will be dealt with immediately under a zero tolerance policy.

The TELUS services may be used by the Customer to link into other networks worldwide and the Customer agrees to conform to the acceptable use policies of these networks. This remedy shall also be applied when the Customer has engaged in any of the foregoing activities by using the services of another provider, but channeling such activities through a TELUS account, remailer, or otherwise through a TELUS service or using a TELUS account as a maildrop for responses or otherwise using the services of another provider for the purpose of facilitating the foregoing activities if such use of anther party's service could reasonably be expected to adversely affect a TELUS service. TELUS reserves the right, where feasible, to implement technical mechanisms which block multiple postings as described above before they are forwarded or otherwise sent to their intended recipients.

Nothing contained in this policy shall be construed to limit TELUS actions or remedies in any way with respect to any of the foregoing activities, and TELUS reserves the right to take any and all additional actions it may deem appropriate with respect to such activities, including without limitation taking action to recover the costs and expenses of identifying offenders and removing them from the TELUS service, and levying cancellation charges to cover TELUS' costs in the event of disconnection or dedicated access for the causes outlined above. In addition, TELUS reserves at all times the rights and remedies available to it with respect to such activities at law or in equity.

The AUP is subject to change. If you have any questions regarding the TELUS Advanced Communications acceptable service use policy, please contact info.tac@telus.com. To report a suspected breach of the TELUS Advanced Communications acceptable service use policy, please contact abuse.tac@telus.com